UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Reviva Pharmaceuticals Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76152G100
(CUSIP Number)

Steven M. Skolnick Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (973) 597-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Laxminarayan Bhat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	2,478,856 *
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	2,478,856 *
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,856 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%*
14	TYPE OF REPORTING PERSON IN

*As of December 14, 2020, Laxminarayan Bhat (the “Reporting Person”) holds a total of 2,478,856 shares of common stock, par value $0.0001 per share (“Common Stock”), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”), or 26.9% of the shares of Common Stock deemed issued and outstanding as of the date hereof.  The shares of Common Stock reported herein includes 2,478,856 shares of Common Stock held directly by the Reporting Person and excludes (i) 5,388 shares of Common Stock held by the Reporting Person’s spouse and (ii) 6,090 shares of Common Stock issuable upon exercise of an option (the “Option”) issued to Reporting Person’s spouse for which Reporting Person exercises no investment control or discretion.

The beneficial ownership percentage is based on 9,231,737 shares of Common Stock issued and outstanding as of December 14, 2020 based on information provided by the Issuer and other public information.

CUSIP No. 76152G100	SCHEDULE 13D	Page 3 of 8 Pages

ITEM 1.    SECURITY AND ISSUER

The securities to which this Schedule 13D (the “Schedule 13D”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of Reviva Pharmaceuticals Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 19925 Stevens Creek Blvd, Suite 100, Cupertino, California 95014.

ITEM 2.    IDENTITY AND BACKGROUND

(a)           Name: Laxminarayan Bhat

(b)           Business Residence: 19925 Stevens Creek Blvd, Suite 100, Cupertino, California 95014

(c)           Present Occupation: The Reporting Person is the President, Chief Executive Officer and a Director of the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship: United States

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 4, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On December 14, 2020, the Issuer, the successor to Tenzing Acquisition Corp. (“Tenzing”), completed the business combination (the “Business Combination”) with Reviva Pharmaceuticals, Inc., a Delaware corporation (“Reviva”), whereby pursuant to the Merger Agreement, dated as of July 20, 2020, as amended, by and among Tenzing, Reviva and certain other parties thereto (the “Merger Agreement”) Reviva became a wholly-owned subsidiary of Issuer, and Issuer, as the successor to Tenzing, will continue trading on NASDAQ under the new ticker symbols RVPH for its common stock and RVPHW for its warrants, effective December 15, 2020. The securities reported herein were issued in exchange for securities of Reviva held by Reporting Person in connection with the Business Combination for no consideration in a stock for stock exchange at the exchange rate set forth in the Merger Agreement.

The summary of the Merger Agreement and transactions related thereto are qualified in their entirety by the terms of such documents, which are incorporated by reference as exhibits to this Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

As of December 14, 2020 (the “Closing”), Reporting Person holds a total of 2,478,856 shares of Common Stock of Issuer or 26.9% of the shares of Common Stock deemed issued and outstanding as of the date hereof.  The shares of Common Stock reported herein includes 2,478,856 shares of Common Stock held directly by the Reporting Person and excludes (i) 5,388 shares of Common Stock held by the Reporting Person’s spouse and (ii) 6,090 shares of Common Stock issuable upon exercise of an option (the “Option”) issued to Reporting Person’s spouse for which Reporting Person exercises no investment control or discretion. The Option is currently exercisable at an exercise price of $31.33 and expires on December 4, 2024.

The beneficial ownership percentage is based on 9,231,737 shares of Common Stock issued and outstanding as of December 14, 2020 based on information provided by the Issuer and other public information.

Other than as described herein, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a-b) The Reporting Person may be deemed to beneficially own (with sole voting and dispositive power) 2,478,856 shares of Common Stock, which represents approximately 26.9% of the outstanding Common Stock of the Issuer as of the date hereof.

(c) Other than as set forth herein, the Reporting Person has not effected any transactions in the Company’s Common Stock during the 60 days prior to the date hereof, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d) Except as otherwise reported herein, no person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Schedule 13D.

(e) Not applicable.

ITEM 6.    CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Escrow Agreement

Ten percent (10%) of Reporting Person’s Shares (the “Escrow Shares”) were deposited into a segregated escrow account with Continental Stock Transfer & Trust Company, as escrow agent, and held in escrow together with any dividends, distributions or other income on the Escrow Shares (the “Escrow Property”) in accordance with an escrow agreement entered into in connection with the Business Combination (the “Escrow Agreement”). The Escrow Property will be held in the escrow account for a period of twelve (12) months after the Closing as the sole and exclusive source of payment for any post-Closing indemnification claims (other than certain claims as set forth in the agreements). Reporting Person will have the right to vote the Escrow Shares while they are held in escrow.

Earnout Agreement

Pursuant to the terms of the Merger Agreement, Reporting Person, together with certain Issuer stockholders will have a contingent right to receive up to an additional 1,000,000 shares of Common Stock (the “Earnout Shares”) after the Closing based on the stock price performance of the Common Stock and the achievement by Reviva of certain clinical trial milestones during the three (3) year period following the Closing (the “Earnout Period”). In order to receive the Earnout Shares, during the Earnout Period, both: (i) the Closing price of Issuer’s Common Stock has to be equal to or greater than $15.00 per share for any 20 trading days within any 30 trading day period; and (ii) Reviva must receive positive data from (i) its first phase 3 trial in Acute Schizophrenia and (ii) either a phase 2 clinical trial in pulmonary arterial hypertension or idiopathic pulmonary fibrosis.

If there is a final determination that the Reviva Stockholders are entitled to receive Earnout Shares, then such Earnout Shares will be allocated such that (i) one-half (1/2) of the Earnout Shares will be allocated to preferred stockholders (pro rata amongst them based on the number of shares of preferred stock owned) and (ii) the remaining one-half (1/2) of the Earnout Shares will allocated to all of the stockholders pro rata, treating the preferred stock on an as-converted to common stock basis (which is currently on a one-for-one basis).

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Reporting Person entered into a voting agreement (the “Voting Agreement”) with Tenzing and Reviva. Under the Voting Agreement, Reporting Person agreed to vote all of his shares of Reviva stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to Reviva stockholders for their approval, and provide a proxy to Tenzing to vote such Reviva stock accordingly. The Voting Agreement prevents transfers of the Reviva Stock held by Reporting Person between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers.

Lock-Up Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Reporting Person and certain other stockholders each entered into a Lock-Up Agreement with Issuer and the purchaser representative (each, a “Lock-Up Agreement”).

Pursuant to Reporting Person’s Lock-Up Agreement, Reporting Person agreed not to, during the period commencing from the Closing and ending on the three (3) year anniversary of the Closing, with 1/3rd of his securities being released after the end of each anniversary of the Closing (subject to early release if Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Issuer shareholders having the right to exchange their equity holdings in Issuer for cash, securities or other property): (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise.

Non-Competition Agreement

Simultaneously with the execution of the Merger Agreement, Reporting Person entered into non-competition and non-solicitation agreement, to become effective at the Closing, pursuant to which Reporting Person agreed not to compete with Issuer, Reviva and their respective affiliates during the three (3) year period following the Closing in North America, Europe or India or in any other markets in which Issuer and Reviva are engaged. Reporting Person also agreed that during such three (3) year restricted period to not solicit employees or customers of such entities. The agreement also contains customary confidential and mutual non-disparagement provisions.

Employment Agreement

At the Closing, Reporting Person and Issuer entered into an employment agreement (the “Bhat Employment Agreement”), in substantially the form attached to the Merger Agreement, which sets forth the terms and conditions upon which, following the Closing, he will serve as the Chief Executive Officer of the Issuer. Under the terms of the Bhat Employment Agreement, Reporting Person will be eligible to receive an annual base salary of at least $400,000, an annual cash performance-based bonus with a target of 50% of base salary based on the achievement of certain performance based objectives determined by Issuer’s board of directors, and a discretionary award of options to purchase an as yet-to-be-determined number shares of Issuer. Reporting Person will be eligible for employee benefits and reimbursement of business expenses. In the event Issuer terminates Reporting Person’s employment without “Cause” (as defined in the Bhat Employment Agreement) or Reporting Person resigns for “Good Reason,” (as defined in the Bhat Employment Agreement), he will be eligible to receive eighteen months’ base salary (payable over eighteen months), one and one-half times his target bonus amount (payable over eighteen months), twelve months’ service credit towards outstanding unvested equity or cash grants, and up to eighteen months’ of COBRA reimbursements. If termination without Cause or resignation for Good Reason takes place more than three years after the effective date of the Bhat Employment Agreement, Reporting Person will be eligible to receive six months’ base salary, one-half his target bonus, and six months’ service credit towards outstanding unvested cash and equity awards. In the event Issuer terminates Reporting Person’s employment without “Cause” (as defined in the Bhat Employment Agreement) or Reporting Person resigns for “Good Reason,” (as defined in the Bhat Employment Agreement) within twelve months of a Change in Control (as defined in the Bhat Employment Agreement), he will be eligible to receive eighteen months’ base salary (payable in one lump sum), his target bonus for year in which termination occurs (payable in one lump sum), full vesting of any outstanding unvested equity or cash grants, and up to eighteen months’ of COBRA reimbursements. In the event Issuer terminates Reporting Person’s employment with “Cause” (as defined in the Bhat Employment Agreement) or Reporting Person resigns without “Good Reason,” (as defined in the Bhat Employment Agreement), he will be eligible to receive any accrued but unpaid base salary and accrued but unused vacation. All foregoing severance benefits are contingent upon Reporting Person executing a general release in favor of Issuer.

The summary of the Escrow Agreement, Voting Agreement, Lock-Up Agreement, Non-Competition Agreement, Employment Agreement and the transactions related thereto are qualified in their entirety by the terms of such documents, which are incorporated by reference as exhibits to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and the Reporting Person.

ITEM 7.    MATERIAL REQUIRED TO BE FILED AS EXHIBITS

The following exhibits are incorporated into this Schedule 13D.

Exhibit 1	Agreement and Plan of Merger, dated July 20, 2020 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed on July 24, 2020, and incorporated herein by reference)
Exhibit 2	Escrow Agreement, dated December 14, 2020 (filed as Exhibit 10.24 to the Company’s Current Report on Form 8-K as filed on December 18, 2020, and incorporated herein by reference)
Exhibit 4	Voting Agreement dated as of July 20, 2020 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed on July 24, 2020, and incorporated herein by reference)
Exhibit 5	Lock-Up Agreement dated as of July 20, 2020 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed on July 24, 2020, and incorporated herein by reference)
Exhibit 6	Non-Competition Agreement dates as of July 20, 2020 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K as filed on July 24, 2020, and incorporated herein by reference)
Exhibit 7	Form of Employment Agreement dates as of July 20, 2020 (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K as filed on July 24, 2020, and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2020	By:	/s/ Laxminarayan Bhat
Laxminarayan Bhat

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).